                                                                      EXHIBIT 12

                           COCA-COLA ENTERPRISES INC.

                       EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS
                           (In millions except ratios)


                                              QUARTER ENDED    NINE MONTHS ENDED
                                             ----------------  -----------------
                                             SEPTEM-  SEPTEM-  SEPTEM-   SEPTEM-
                                             BER 27,  BER 28,  BER 27,   BER 28,
                                              2002     2001     2002      2001
                                             -------  -------  -------   -------
Computation of Earnings:
  Income (loss) from continuing
   operations before income taxes
   and cumulative effect of change
   in accounting ........................     $277     $ 27    $  621     $(58)
     Add:
       Interest Expense .................      165      187       491      563
       Amortization of capitalized
         interest .......................        1       --         2        1
       Amortization of debt premium/
         discount and expenses ..........        4        3        10        9
       Interest portion of rent expense .        9        7        24       20
                                              ----     ----    ------     ----
Earnings as Adjusted ....................     $456     $224    $1,148     $535
                                              ====     ====    ======     ====
Computation of Fixed Charges:
  Interest expense ......................     $165     $187    $  491     $563
  Capitalized Interest ..................       --        2         1        2
  Amortization of debt premium/discount
    and expenses ........................        4        3        10        9
  Interest portion of rent expense ......        9        7        24       20
                                              ----     ----    ------     ----
Fixed Charges ...........................     $178     $199    $  526     $594
Preferred stock dividends (a) ...........        1        1         3        3
                                              ----     ----    ------     ----
Combined Fixed Charges and Preferred
  Stock Dividends .......................     $179     $200    $  529     $597
                                              ====     ====    ======     ====

Ratio of Earnings to Fixed Charges (c) ..     2.56     1.13      2.18      (b)
                                              ====     ====    ======     ====

Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends (c) .........................     2.55     1.12      2.17      (b)
                                              ====     ====    ======     ====

(a) Preferred stock dividends have been increased to an amount representing the pretax earnings which would be required to cover such dividend requirements.
(b) Earnings for the nine months ended September 28, 2001 were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $59 million and $62 million, respectively.
(c)  Ratios were calculated prior to rounding to millions.